Law Office of BRIAN P. SIMON

Attorneys at Law

November 5, 2012

Mr. James Lopez
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Amendment No. 7 to ABCO Energy, Inc. Offering Statement on Form 1-A ("Amendment No. 7") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Amendment No. 7, including all Exhibits, one (1) copy of which is manually signed;

2. All copies of the Amendment No. 7 included herein have been sequentially numbered as required under Rule 403(d) under the Act; and,

3. Two (2) copies of Amendment No. 7, including all Exhibits, which we marked to show all changes made to the Amendment No. 6 filed with the Commission on October 19, 2012.

The changes contained in Amendment No. 7 are (I) to the Distribution Spread on page 6 by substituting a column showing proceeds at the minimum offering of 10% numbers as opposed to 50%; (ii) under the caption "Dilution," a discussion has been added in the first full paragraph on page 24 and a revised table has been added on page 24, each showing dilution numbers where it is assumed that only 10% of the shares are sold as well as 100% being sold; and (iii) the Subscription Agreement at page 4 has been amended, as requested.

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

We sincerely hope that these changes will be approved and upon our receipt of such approval, the Reg A Offering Statement, as amended by Amendment No. 7, will be granted qualification upon receipt by the Commission of the Company's request for the acceleration thereof.

Very truly yours,

Brian P. Simon

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10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408